PARADIGM MEDICAL INDUSTRIES, INC.
                              2355 South 1070 West
                           Salt Lake City, Utah 84119
                                 (801) 977-8970




                                                 February 8, 2005




VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judicial Plaza
Washington, D.C. 20549

Attn:    Thomas A. Jones
         Senior Attorney

         Re:      Paradigm Medical Industries, Inc.
                  Application for Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form SB-2
                  Commission File No. 333-103061

Ladies and Gentlemen:

         Paradigm Medical Industries, Inc., a Delaware corporation (the "Registrant"), hereby requests pursuant to Rule 477(a) of the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Registrant's Post-Effective Amendment No. 1 to the Registration Statement No. 333-103061, which was previously filed with the Commission on January 11, 2005, on Form SB-2, together with any exhibits filed thereto.

         The Amendment No. 1 was filed as a post-effective amendment to the Registration Statement to register for resale shares of Registrant's common stock for certain shareholders, optionholders and warrantholders. In order to reflect and disclose material changes in Company's operations since January 11, 2005, Registrant filed Post-Effective Amendment No. 2 to the Registration Statement on Form SB-2 on February 3, 2005.

         Because Post-Effective Amendment No. 1 to the Registration Statement is no longer current, and has been superceded by Post-Effective Amendment No. 2, Registrant requests for the withdrawal of Post-Effective Amendment No. 1. No securities of Registrant have been sold in connection with the filing of Post-Effective Amendment No. 1 to the Registration Statement.


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February 8, 2005
Page 2
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         Please  direct any questions or comments  regarding  this filing to the undersigned at (801) 977-8970 or Randall A. Mackey, Esq. at (801) 575-5000.

                                    PARADIGM MEDICAL INDUSTRIES, INC.



                                    By:   /s/ John Y. Yoon
                                        ----------------------------------------
                                           John Y. Yoon
                                           President and Chief Executive Officer